UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January, 2015

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Launches Next-Generation AirLink® Gateways for 4G LTE Networks Worldwide

AirLink GX450 mobile gateway and ES450 enterprise gateway support broader array of LTE bands for worldwide compatibility and optimal performance as LTE networks evolve

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 27, 2015--Sierra Wireless (NASDAQ: SWIR) (TSX: SW) today announced the launch of the company’s next generation of Sierra Wireless AirLink® gateways. The AirLink GX450 4G mobile gateway and the AirLink ES450 4G enterprise gateway offer support for a broader array of LTE frequency bands, making them compatible with networks worldwide.

“With the launch of our next-generation AirLink gateways, customers can purchase a single solution for deployment across many different regions, simplifying procurement and management. It also allows the customer to leverage the growing capacity of LTE networks as they evolve and incorporate different frequency bands to carry increasing traffic,” said Emmanuel Walckenaer, Senior Vice President, Enterprise Solutions for Sierra Wireless.

The next-generation AirLink GX450 4G mobile gateway is a purpose-built rugged mobile gateway that provides broadband connectivity for all devices and applications deployed in vehicles, allowing them to be remotely monitored and managed. The AirLink GX Series leads the market in mobile gateways in North America and is widely relied upon by professionals in law enforcement, emergency services, utilities, and field services for in-vehicle connectivity and access to critical information.

The AirLink ES450 4G enterprise gateway provides a simple, secure way to wirelessly manage business transactions and deploy PCI-compliant systems. The AirLink ES450 can support an automatic switchover of transaction processing from a landline connection to the wireless one, notify IT personnel when failures occur, and enable remote troubleshooting of network equipment to restore normal operations. The AirLink ES450, with its expanded LTE band support, will now be available in Australia and Asia as well as through established channels in North America and Europe.

For more information:

For a complete view of LTE bands supported in the new AirLink GX450 and ES450 gateways, including support for Verizon XLTE, please visit http://www.sierrawireless.com/AirLink. To contact the Sierra Wireless Sales Desk, call +1 (604) 232-1488 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirLink” and “AirVantage” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, +1 (604) 232 1445
smyers@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	January 27, 2015